UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at February 26, 2025

Commission File Number: 001-31965

Taseko Mines Limited
(Translation of registrant's name into English)

12th Floor - 1040 West Georgia St., Vancouver, BC, V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  ] Form 20-F  [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

Taseko Mines Limited is filing this Amendment No. 1 to its Form 6-K report originally dated February 19, 2025 (the "Original Form 6-K") for the purposes of including the consent of KPMG LLP as Exhibit 99.3 hereto and incorporating such consent into the Registration Statement on Form F-10 of Taseko Mines Limited (File No. 333-271142), as amended and supplemented.

INCORPORATION BY REFERENCE

Exhibit 99.3 to this report on Form 6-K/A furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of Taseko Mines Limited (File No. 333-271142), as amended and supplemented.

SUBMITTED HEREWITH

Exhibit	Description of Exhibit
99.1(1)	Consolidated Financial Statements for the year ended December 31, 2024
99.2(1)	Management's Discussion and Analysis for the year ended December 31, 2024
99.3(2)	Consent of KPMG LLP

(1) Filed as an exhibit to the Original Form 6-K

(2) Filed as an exhibit hereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taseko Mines Limited
(Registrant)

Date: February 26, 2025	By:	/s/ Bryce Hamming

Bryce Hamming
	Title:	Chief Financial Officer